

February 25, 2014

Via E-mail
Shea Morgenroth
Chief Accounting Officer
Hines Real Estate Investment Trust, Inc.
2800 Post Oak Boulevard
Suite 5000
Houston, TX 77056

      Re: Hines Real Estate Investment Trust, Inc.
            Form 10-K
            Filed March 28, 2013
            File No. 000-50805

Dear Mr. Morgenroth:

      We have reviewed your response letter dated January 15, 2014 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Financial Statements

Notes to Consolidated Financial Statements, page 66

9. Related Party Transactions, page 83

The Participation Interest, page 85

1.   We note your response to our prior comment seven. Please clarify how you determined that it is your expectation that the Participating Interest will ultimately be settled in cash. Also, please tell us how this expectation results in liability classification. Please reference the authoritative accounting literature management relied upon.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Attorney Advisor, at 202-551-3466 or Duc Dang, Special Counsel, at 202-551-3386 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief